UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CLOVER HEALTH INVESTMENTS, CORP.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

18914F111
(CUSIP Number)

Chamath Palihapitiya
506 Santa Cruz Avenue, Suite 300
Menlo Park, California 94025
(650) 521-9007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Gregg A. Noel
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001-8602
(212) 735-3000

September 29, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18914F111	Page 2 of 5 pages

1	Name of Reporting Person ChaChaCha SPAC C LLC
2.	Check the Appropriate Box if a Member of a Group (a)☐ (b)⌧
3.	SEC Use Only
4.	Source of Funds WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,132,693
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 19,132,693
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,132,693
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of ClassRepresented by Amount in Row (11) 4.99%
14.	Type of Reporting Person OO

CUSIP No. 18914F111	Page 3 of 5 pages

1	Name of Reporting Person Chamath Palihapitiya
2.	Check the Appropriate Box if a Member of a Group (a)☐ (b)⌧
3.	SEC Use Only
4.	Source of Funds WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,132,693
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 19,132,693
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,132,693
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of ClassRepresented by Amount in Row (11) 4.99%
14.	Type of Reporting Person IN

EXPLANATORY NOTE

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on January 15, 2021, as amended to date (the “Schedule 13D”), relating to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clover Health Investments, Corp., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 3401 Mallory Lane, Suite 210, Franklin, Tennessee 37067.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 383,247,718 shares of Class A Common Stock outstanding on August 2, 2022, as reported in the Issuer’s proxy statement filed with the Securities and Exchange Commission on August 12, 2022:

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ChaChaCha SPAC C LLC	19,132,693	4.99%	19,132,693	0	19,132,693	0
Chamath Palihapitiya(1)	19,132,693	4.99%	19,132,693	0	19,132,693	0

(1) Mr. Palihapitiya may be deemed to beneficially own the Issuer securities held by ChaChaCha.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by the following:

Except as set forth below, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past sixty days.

On September 27, 2022, an affiliate of Mr. Palihapitiya sold 284,891 shares of Class A Common Stock, underlying the Class B Common Stock previously reported, in the open market at a weighted average price of $2.0242 per share.

On September 28, 2022, an affiliate of Mr. Palihapitiya sold 1,739,130 shares of Class A Common Stock in the open market at a weighted average price of $1.92 per share.

On September 28, 2022, ChaChaCha sold 1,750,000 shares of Class A Common Stock in the open market at a weighted average price of $2.0208 per share.

On September 29, 2022, ChaChaCha sold 1,447,834 shares of Class A Common Stock in the open market at a weighted average price of $1.8699 per share.

On September 30, 2022, ChaChaCha sold 1,957,224 shares of Class A Common Stock in the open market at a weighted average price of $1.7335 per share.

On October 3, 2022, ChaChaCha sold 867,078 shares of Class A Common Stock in the open market at a weighted average price of $1.7196 per share.

On October 3, 2022, ChaChaCha sold 3,253,651 shares of Class A Common Stock in a block trade at a price of $1.55 per share.

The sales disclosed herein were made primarily to allow the recognition of related tax losses.

Item 5(e) of the Schedule 13D is hereby amended and supplemented by the following:

As of October 3, 2022, the Reporting Persons ceased to beneficially own more than five percent of the outstanding shares of Class A Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2022

ChaChaCha SPAC C LLC

By:	/s/ Chamath Palihapitiya
Name:	Chamath Palihapitiya
Title:	Manager

Chamath Palihapitiya

/s/ Chamath Palihapitiya